Exhibit 99.1

May 8, 2025

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 8, 2025 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	922,503,834	99.36%	5,975,404	0.64%
Guy L.T. Bainbridge	905,597,847	97.54%	22,881,391	2.46%
Nancy J. Carroll	926,735,695	99.81%	1,743,543	0.19%
Julie E. Dickson	920,070,347	99.09%	8,408,891	0.91%
J. Michael Durland	920,143,844	99.10%	8,335,394	0.90%
Donald P. Kanak	925,928,831	99.73%	2,550,407	0.27%
Donald R. Lindsay	901,561,085	97.10%	26,918,153	2.90%
Anna Manning	926,243,683	99.76%	2,235,555	0.24%
John S. Montalbano	926,803,971	99.82%	1,675,267	0.18%
May Tan	919,524,817	99.04%	8,954,421	0.96%
Leagh E. Turner	925,993,993	99.73%	2,485,245	0.27%
Philip J. Witherington	926,822,174	99.82%	1,657,064	0.18%
John W. P-K. Wong	919,882,856	99.07%	8,596,382	0.93%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting. Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
891,564,763	91.10%	87,106,767	8.90%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation. The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
878,345,441	94.60%	50,126,658	5.40%

TSX TRUST COMPANY

(signed)

Jennifer Andersen

Head, Group Insurance

Client Relationship Management